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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                CFI Mortgage Inc.
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                                (NAME OF ISSUER)

                          Common Stock, $0.01 par value
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                         (TITLE OF CLASS OF SECURITIES)

                                    12526J108
                                 (CUSIP NUMBER)

                            Kenneth S. Goodwin, Esq.
                               Coleman & Rhine LLP
                           1120 Avenue of the Americas
                            New York, New York 10036
                                  212-840-3330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 27, 1997
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(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

NOTE: SIX COPIES OF THIS DOCUMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13D-1(A) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHOULD BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).
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                                  SCHEDULE 13D


CUSIP NO.  12526J108                                          PAGE 2 OF 10 PAGES


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Christopher C. Castoro

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[ ]
            Joint filing pursuant to Rule 13d-1(f)(1)                     (b)[ ]

3         SEC USE ONLY

4         SOURCE OF FUNDS*
          PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION
           USA

      NUMBER OF        7        SOLE VOTING POWER
        SHARES                  600,000
     BENEFICIALLY
       OWNED BY        8        SHARED VOTING POWER
         EACH                   0
       REPORTING       9        SOLE DISPOSITIVE POWER
         PERSON                 600,000
         WITH          10       SHARED DISPOSITIVE POWER
                                0



11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          600,000


12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [   ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          27%

14        TYPE OF REPORTING PERSON*
          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
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                                  SCHEDULE 13D


CUSIP NO.  12526J108                                          PAGE 3 OF 10 PAGES


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Vincent J. Castoro

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[  ]
            Joint filing pursuant to Rule 13d-1(f)(1)                    (b)[  ]

3         SEC USE ONLY

4         SOURCE OF FUNDS*
          PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
           USA

      NUMBER OF        7        SOLE VOTING POWER
        SHARES                  600,000
     BENEFICIALLY
       OWNED BY        8        SHARED VOTING POWER
         EACH                   0
       REPORTING       9        SOLE DISPOSITIVE POWER
        PERSON                  600,000
        WITH           10       SHARED DISPOSITIVE POWER
                                0



11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
          600,000

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [   ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          27%

14        TYPE OF REPORTING PERSON*
          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                            STATEMENT ON SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, $0.01 par value per share (the "Common Stock") of CFI Mortgage Inc. (the "Company" or "CFI"), a Delaware corporation with principal executive offices at 580 Village Boulevard, Suite 360, West Palm Beach, Florida 33409.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(f)

         This statement is being filed by the following persons (collectively, the "Reporting Persons"): Christopher C. Castoro and Vincent J. Castoro.

         Christopher C. Castoro is a citizen of the United States, with a business address c/o the Company, 580 Village Boulevard, Suite 360, West Palm Beach, Florida 33409. He is the Executive Vice President and a director of the Company. Christopher C. Castoro beneficially owns 600,000 shares of Common Stock, or 27% of the outstanding Common Stock of the Company. An additional 600,000 shares of Common Stock, or 27% of the outstanding Common Stock of the Company, are owned by Christopher C. Castoro's brother, Vincent J. Castoro. Christopher C. Castoro disclaims beneficial ownership of the shares of Common Stock owned by his brother.

         Vincent J. Castoro is a citizen of the United States, with a business address c/o the Company, 580 Village Boulevard, Suite 360, West Palm Beach, Florida 33409. He is the President and a director of the Company. Vincent J. Castoro beneficially owns 600,000 shares of Common Stock, or 27% of the outstanding Common Stock of the Company. An additional 600,000 shares of Common Stock, or 27% of the outstanding Common Stock of the Company, are owned by Vincent J. Castoro's brother, Christopher C. Castoro. Vincent J. Castoro disclaims beneficial ownership of the shares of Common Stock owned by his brother.

Criminal and Securities Proceedings

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         During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In connection with and in consideration of the formation of CFI Mortgage Corporation ("CFI Mortgage") (which is currently a wholly-owned subsidiary of the Company), CFI Mortgage issued, in equal shares, an aggregate of 2,500 shares of common stock to Vincent J. Castoro, Christopher C. Castoro and Robert Castoro, all of whom were founders of CFI Mortgage. Robert Castoro is the brother of Vincent J. and Christopher C. Castoro. In June 1992 CFI Mortgage issued 5,000 shares of common stock to Vincent C. Castoro, the father of the Castoro brothers, in exchange for 40% of the capital stock of 430 Carroll Street, Inc. ("Carroll Street"), a New York corporation whose principal asset is a building in Brooklyn, New York. The basis for such 40% interest was $280,000. The remaining 60% of the equity interest in Carroll Street is owned by Vincent
C. Castoro. In connection with the transfer to CFI Mortgage of the interest in Carroll Street, Mr. Castoro's sons transferred to their father an aggregate of 250 shares of common stock, with the result that Vincent C. Castoro owned 5,250 shares of common stock of CFI Mortgage. Robert Castoro gave his remaining 750 shares to his father when he resigned from CFI Mortgage in 1993. Thereafter, on March 1, 1993, Vincent C. Castoro gave 3,000 shares of CFI Mortgage common stock to each of Vincent J. Castoro and Christopher C. Castoro. In March 1997 the Company was incorporated in Delaware, and immediately prior to the Company's May 1997 initial public offering (the "Initial Public Offering") Vincent J. Castoro and Christopher C. Castoro contributed their 7,500 shares of common stock of CFI Mortgage to the Company in exchange for 1,200,000 shares of Common Stock of the Company.

ITEM 4.  PURPOSE OF THE TRANSACTION.

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         Each of the Reporting Persons acquired his shares of Common Stock for investment purposes. The Company filed a Registration Statement on Form SB-2 with the Securities and Exchange Commission which became effective in May 1997. This Schedule 13D is being filed to report the holdings of all 5% or greater stockholders of the Company. Except as set otherwise forth in this Item 4 and elsewhere in this Schedule 13D, the Reporting Persons have no present plans or proposals with respect to:

         (i) Any extraordinary corporate transaction relating to the Company or any of its subsidiaries;

         (ii) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (iii) Any change in the present Board of Directors or management of the Company;

         (iv) Any material change in the present capitalization of the Company;

         (v) Any other material change in Company's business or corporate structure;

         (vi) Any changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (vii) Causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (viii) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

         (ix) any similar action to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) Reference is made to Items 7-13 on the cover sheets of this
Schedule 13D and to the response to Item 3 hereof.

                                       6
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         (c)      Inapplicable.

         (d)      Inapplicable.

         (e)      Inapplicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Persons have agreed with Strasbourger Pearson Tulcin Wolff Incorporated (the "Underwriter"), the underwriter of the Company's Initial Public Offering, not to publicly sell or otherwise dispose of any of their shares of Common Stock (nor any shares which may be issued upon the exercise of options or warrants granted to the Reporting Persons) for a period of two years from the Initial Public Offering without the prior written consent of the Underwriter, which consent cannot be unreasonably withheld. Reference is made to the full text of such Restriction Letter, attached as an Exhibit hereto, for the complete terms thereof.

ITEM 7.   EXHIBITS.

                  The following documents are being filed herewith as Exhibits:

         99.1. Joint Filing Agreement

         99.2. Restriction Letter.

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                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: May 27, 1997





                                                By: /s/ VINCENT J. CASTORO
                                                     ----------------------
                                                        Vincent J. Castoro


                                                By: /s/ CHRISTOPHER C. CASTORO
                                                    --------------------------
                                                        Christopher C. Castoro








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                                EXHIBIT INDEX


Exhibit No.      Description

  99.1           Joint Filing Agreement

  99.2           Restriction Letter